Exhibit 99.2

Certificate of Qualified Person

I, Matthew C. Wunder, 8 Barnes Crescent, Georgetown, Ontario, Canada, as the author of this report “NI43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine and San Ignacio Mine, Guanajuato State, Mexico” prepared for Great Panther Silver Limited., dated February 28, 2018 do hereby certify that;

(a)	I am a graduate of the University of Western Ontario (1985) and hold a B. Sc. degree in Geology.

(b)	I am presently Qualified Person (QP) and Vice President Exploration for Great Panther Silver Limited.

(c)	I have been employed in my profession by various companies since graduation in 1985.

(d)	I am a registered Professional Geologist with Association of Professional Geoscientists of Ontario.

(e)	I have read the definitions of “Qualified Person” set out in NI 43-101 and certify that because of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101. My relevant experience includes practice as a geologist in the fields of exploration, resource definition and estimation, and mining on projects at various stages of development (green-fields through to established operation) within Mexico, Peru, Canada, and the USA. I have worked primarily with polymetallic base metal and gold and silver deposits hosted within various geological environments, and in underground operating environments.

(f)	I have visited the Guanajuato Mine Complex on numerous occasions since 2017, most recently from August 22, 2017, to August 27, 2017, to perform a Qualified Person current personal inspection site visit as required under NI 43-101. During the site visit I reviewed the geological data and interpretations, general mine infrastructure, access roads, mine portals, underground development, underground production areas, processing facilities, camp facilities, offices, and shop etc.

(g)	I am the author responsible for this report utilizing data supplied by the mine listed in the References section of this report.

(h)	To the best of my knowledge, information and belief, this technical report contains all the scientific and technical information that is required to be disclosed to make this technical report not misleading.

(i)	I am not independent of Great Panther Silver Limited as defined in Section 1.5 of NI 43-101 as I was appointed VP Exploration in May of 2017 and I presently retain QP status with GPR.

(j)	I have read NI 43-101 and NI 43-101F1 and have prepared the technical report in compliance with that instrument and form.

(k)	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical report.

Dated at Vancouver, British Columbia, this 28 of February 2018.

Signed By

/s/ Matthew C. Wunder
Matthew C. Wunder, P.Geo.

Matthew C. Wunder, P.Geo.
Print name of Qualified Person